MORRISON FRESH COOKING, INC.

EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(IN THOUSANDS EXCEPT PER-SHARE DATA)

                                        13 weeks ended   39 weeks ended
                                       Mar 1,  Mar 2,    Mar 1,   Mar 2,
                                        1997    1996      1997     1996
PRIMARY EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE

Average common shares outstanding......  9,048    (1)      9,048    (1)
Average additional common shares
  issuable on exercise of dilutive
  stock options (computed by use of
  the "treasury stock method", at           24                35
  the average market price)............
Number of shares used in computation
  of primary earnings per share........  9,072    8,760    9,083    8,823

Net Income............................. $  701 $(13,122)  $2,186 $(10,615)

Primary earnings per common and
  common equivalent share..............  $0.08   $(1.49)   $0.24   $(1.20)

FULLY DILUTED EARNINGS PER COMMON
  AND COMMON EQUIVALENT SHARE

Average common shares outstanding......  9,048    (1)      9,048    (1)
Average additional common shares issuable
  on exercise of dilutive stock options
  (computed by use of the "treasury stock
  method", at the higher of period-end      24                24
  or average market price).............
Number of shares used in computation of
  fully diluted earnings per share.....  9,072    8,760    9,072    8,823

Net Income............................. $  701 $(13,122)  $2,186 $(10,615)

Fully diluted earnings per common and
  common equivalent share..............  $0.08   $(1.49)   $0.24   $(1.20)


(1) Prior to the Distribution earnings per share was calculated based on the average number of Morrison Restaurant Inc. common shares outstanding adjusted for the 1-for-4 distribution ratio